FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒        Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

Press Release

Financial Calendar 2011

National Bank of Greece informs the investor community that the financial results of the Bank and the Group will be announced on the following dates:

•                  Wednesday March 23rd 2011: Full Year 2010 Results

•                  Thursday May 26th 2011: 1st Quarter 2011 Results

•                  Tuesday August 30th 2011: 2nd Quarter 2011 Results

•                  Tuesday November 29th 2011: 3rd Quarter 2011 Results

A conference call for the presentation and discussion of the results will follow on the same dates.

Athens, January 31st 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 31st January, 2011

Chief Executive Officer